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17005190

FEB 27 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OUISA CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET, STE 501
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Molinari (646) 595-1738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Ste 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

OATH OR AFFIRMATION

I, Vincent Molinari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ouisa Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KEVIN O REYNOLDS
Notary Public - State of New York
NO. 01RE6136091
Qualified in Kings County
My Commission Expires Oct 31, 2017

Signature

Chief Executive Officer

Title

2-17-17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OUISA CAPITAL LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of Independent Registered Public Accounting Firm)

YEAR ENDED DECEMBER 31, 2016

OUISA CAPITAL LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2016

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ouisa Capital, LLC

We have audited the accompanying financial statements of Ouisa Capital, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ouisa Capital, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ouisa Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Ouisa Capital, LLC financial statements. The information is the responsibility of Ouisa Capital, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 16, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

OUISA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	532,769
Accounts Receivable		165,677
Prepaid Assets		18,434
Total Assets	$	716,880

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	17,405
Total Liabilities		17,405
Member's Equity		699,475
Total Liabilities and Member's Equity	$	716,880

See notes to financial statements.

OUISA CAPITAL LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Total Revenues	$	786,572
EXPENSES:		
Regulatory Fees and Expenses		20,874
Communication and Data Processing		2,727
Occupancy and Office Expenses		48,400
Professional Fees		217,473
Compensation and Benefits		86,578
Insurance and Other Operating Expenses		13,289
Total Expenses		389,341
NET INCOME	$	397,231

See notes to financial statements.

OUISA CAPITAL LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2016

	Paid In Capital	Retained Earnings (Deficit)	Total Member's Equity
Balances, December 31, 2015	$ 73,414	$ (65,303)	$ 8,111
Capital contributions			
Cash	254,146		254,146
Expenses paid or allocated by member	39,986		39,986
Net income		397,231	397,231
Balances, December 31, 2016	$ 367,546	$ 331,928	$ 699,474

See notes to financial statements.

OUISA CAPITAL LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 397,231
Adjustments to reconcile net income to net cash provided by operating activities:	
Expenses contributed by member	39,986
Changes in operating assets and liabilities:	
Accounts receivable	(165,677)
Prepaid expenses	(18,435)
Accounts payable and accrued expenses	16,797
Net cash provided by operating activities	269,902
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash contributed by member	254,146
Net cash provided by financing activities	254,146
NET CHANGE IN CASH	524,048
CASH, beginning of year	8,721
CASH, end of year	$ 532,769

SUPPLEMENTAL CASH FLOW INFORMATION

Expenses paid by member and contributed to capital	$ 39,986

See notes to financial statements.

OUISA CAPITAL LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ouisa Capital LLC (the "Company" or "Ouisa Capital") is a broker-dealer in the business of providing investment banking services. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

Ouisa Capital is a single member Delaware limited liability company and a wholly owned subsidiary of Ouisa LLC (the "Parent Company" or "Member") which is the sole managing member.

The Company was previously known as VisionQuest Securities, LLC, a Georgia limited liability company. The Company adopted the new name of Ouisa Capital LLC effective January 27, 2016. Effective March 21, 2016, Ouisa Capital converted from a Georgia limited liability company to a Delaware limited liability company.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at December 31, 2016 exceed federal insured limits by approximately $150,000.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its member and no income taxes are reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Subsequent Events: Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by management through the date the financial statements were issued.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $515,364 which was $510,364 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.0338 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

Ouisa Capital LLC leases office space from Ouisa LLC on a month-to-month basis. Rent expense was $48,097 for the year ended December 31, 2016. In addition, the Company has also entered into an Expense Sharing Agreement ("ESA") with the Parent as it related to certain technology, communications and personnel services provided by the Parent. Ouisa Capital LLC's expenses, pursuant to the terms of the ESA for the year ended December 31, 2016, were approximately $91,000. Payments for both the sublease and ESA are made on a monthly basis.

NOTE 4 – CONCENTRATIONS

During 2016, approximately 87% of revenues were from three customers.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

OUISA CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	699,475
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		699,475
Deductions and/or charges:		
Non-allowable assets from Statement of Financial Condition:		
Accounts receivable		165,677
Other current assets		18,434
Other deductions and/or charges		-
Net capital	$	515,364
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required based on aggregate indebtedness	$	1,160
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	510,364
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	509,364

There are no differences between the preceding calculation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2016.

OUISA CAPITAL LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2016

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	17,405
Total aggregate indebtedness	$	17,405
Percentage of aggregate indebtedness to net capital		3.38

See independent auditors' report.

OUISA CAPITAL LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

DECEMBER 31, 2016

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Ouisa Capital, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Ouisa Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ouisa Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Ouisa Capital, LLC stated that Ouisa Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ouisa Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ouisa Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 16, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

EXEMPTION REPORT

Ouisa Capital LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Vincent Molinari
Name

Authorized Signature

Chief Executive Officer
Title

February 3, 2017
Date

100 Wall Street | Suite 501 | New York, NY 10005
646-595-1738